Exhibit 99.2

Polestar announces Board and Management appointments

GOTHENBURG, SWEDEN – 11 January 2024. Polestar Automotive Holding UK PLC (Nasdaq: PSNY), the Swedish electric performance car brand, announces appointments to its Board of Directors and Management Team.

Winfried Vahland has been appointed to the Board as a new director. Winfried was previously CEO and President of Volkswagen Group China, Chairman of the Executive Board of Skoda Auto and a Member of the Board of Volvo Cars. He is currently Member of the Supervisory Board of Proton Holdings.

Håkan Samuelsson, Chairman of Polestar’s Board of Directors, says: “I’m delighted to welcome Winfried to the Board. The company will benefit from his significant automotive industry experience and track-record of delivering profitable growth through a combination of successful business and product portfolio development.”

Per Ansgar has been appointed Chief Financial Officer (CFO). Per joins Polestar on a transitional basis, while a formal search is undertaken. He brings close to 30 years of experience from senior controlling and finance roles, including CFO of Geely Sweden Holding, Deputy CFO of Volvo Cars and CFO of Volvo Cars China. He will assume responsibilities from Johan Malmquist.

Kristian Elvefors has been appointed Global Head of Sales. Kristian has over 20 years of experience from senior commercial roles in the automotive industry, most recently as Managing Director of Volvo Cars in the UK and will assume responsibilities from Mike Whittington.

Thomas Ingenlath, Polestar CEO, says: “I would like to thank Johan and Mike for their many years of combined service and commitment to Polestar – we all wish them well in the future. I am delighted to welcome Per and Kristian to Polestar. Their combined experience and skills will play a key role in delivering on our business plan: securing profitable growth through our growing model line-up and reaching cash flow breakeven in 2025.”

All three appointments are effective from 15 January 2024. Both Johan and Mike are pursuing their careers outside of Polestar and will remain with the company for a period of time, to help ensure a smooth transition.

Ends.

Contacts

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate PR

theo.kjellberg@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

Forward-Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.